United States securities and exchange commission logo





                           July 11, 2023

       Eilard Friese
       CEO and Chairman of the Executive Board
       Aegon NV
       Aegonplein 50
       PO Box 85
       2501 CB The Hague
       The Netherlands

                                                        Re: Aegon NV
                                                            Registration
Statement on Form F-4
                                                            Filed June 30, 2023
                                                            File No. 333-273041

       Dear Eilard Friese:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed June 30, 2023

       General

   1. Please revise to update your disclosures throughout the filing regarding the ASR
                                                        Transaction to:
                                                            Reflect the
completion of the the combination of your Dutch pension, life and non-
                                                            life insurance,
banking, and mortgage origination activities with ASR Nederland
                                                            N.V. and the
beginning of your asset management partnership with them on July 3,
                                                            2023; and
                                                            Expand the
discussion of the ASR Transaction, to briefly address the reasons for the sale, and the
impact on Aegon moving forward.
 Eilard Friese
Aegon NV
July 11, 2023
Page 2
2. We note that Aegon has stated that it intends to return a substantial portion of the fund received from ARS, a plan that was reiterated with the announcement of the completion of the ARS Transaction. Please revise the F-4 to address whether the completion of the transaction to become a Bermuda exempted company will impact the timing of those planned transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                           Sincerely,
FirstName LastNameEilard Friese
                                                           Division of
Corporation Finance
Comapany NameAegon NV
                                                           Office of Finance
July 11, 2023 Page 2
cc:       A. Peter Harwich
FirstName LastName